                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 2)*


                        AEGIS COMMUNICATIONS GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    00760B105
                                 (CUSIP Number)

                                BARRY E. JOHNSON
                             THAYER CAPITAL PARTNERS
                    1455 PENNSYLVANIA AVENUE, N.W., SUITE 350
                             WASHINGTON, D.C. 20004
                                 (202) 371-0150
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  JUNE 6, 2001
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 12 Pages)
----------------
        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
--------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Thayer Equity Investors III, L.P.

--------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]

                                                                                                      (b) [ ]
--------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

--------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               34,287,694
        SHARES          --------------------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 54,460,918
      REPORTING         --------------------------------------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                              34,287,694
                        --------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              54,460,918
--------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        88,748,612
--------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [ ]

--------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        72.8%
--------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------------------------------------

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
--------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        TC Equity Partners, L.L.C.

--------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]


--------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

--------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               34,287,694
        SHARES          --------------------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 54,460,918
      REPORTING         --------------------------------------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                              34,287,694
                        --------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              54,460,918
--------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        88,748,612
--------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                      [ ]
--------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        72.8%
--------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------------------------------------

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
--------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        TC Co-Investors, LLC

--------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]


--------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

--------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               150,838
        SHARES          --------------------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 88,597,774
      REPORTING         --------------------------------------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                              150,838
                        --------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              88,597,774
--------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        88,748,612
--------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                      [ ]
-------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        72.8%
--------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------------------------------------

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
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        TC Management Partners, L.L.C.

--------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]


--------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

--------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               150,838
        SHARES          --------------------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 88,597,774
      REPORTING         --------------------------------------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                              150,838
                        --------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              88,597,774
--------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        88,748,612
--------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                                      [ ]
--------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        72.8%
--------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------------------------------------

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
--------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Frederic V. Malek
--------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]


--------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]
--------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               Disclaimed (see 11 below).
        SHARES          --------------------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 Disclaimed (see 11 below).
      REPORTING         --------------------------------------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                              Disclaimed (see 11 below).
                        --------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              Disclaimed (see 11 below).
--------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Malek, except to the extent of his pecuniary interest therein.
--------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [X] Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Malek, except to the extent of his pecuniary interest therein.
--------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Not applicable (see 11 above).
--------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------------------------------------

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
--------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Carl J. Rickertsen
--------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]


--------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

--------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               Disclaimed (see 11 below).
        SHARES          --------------------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 Disclaimed (see 11 below).
      REPORTING         --------------------------------------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                              Disclaimed (see 11 below).
                        --------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              Disclaimed (see 11 below).
--------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Rickertsen, except to the extent of his pecuniary interest therein.
--------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [X] Beneficial ownership of all shares disclosed in this Statement is disclaimed by Mr. Rickertsen, except to the extent of his pecuniary interest therein.

--------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Not applicable (see 11 above).
--------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------------------------------------

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
--------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Paul G. Stern
--------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]
--------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

--------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

      NUMBER OF               Disclaimed (see 11 below).
        SHARES          --------------------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY
         EACH                 Disclaimed (see 11 below).
      REPORTING         --------------------------------------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                              Disclaimed (see 11 below).
                        --------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              Disclaimed (see 11 below).
--------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Beneficial ownership of all shares disclosed in this Statement is disclaimed by Dr. Stern, except to the extent of his pecuniary interest therein.
--------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [X] Beneficial ownership of all shares disclosed in this Statement is disclaimed by Dr. Stern, except to the extent of his pecuniary interest therein.

--------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Not applicable (see 11 above).
--------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------------------------------------

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               This Amendment No. 2 to Schedule 13D relating to the common stock, par value $0.01 per share, of Aegis Communications Group, Inc., a Delaware corporation (the "Company"), is being filed on behalf of (i) Thayer Equity Investors, III, L.P., a Delaware limited partnership ("Thayer"), (ii) TC Equity Partners, L.L.C., a Delaware limited liability company ("Equity"), (iii) TC Co-Investors, LLC, a Delaware limited liability company ("Co-Investors"),
(iv) TC Management Partners, L.L.C, a Delaware limited liability company ("Management"), (v) Frederic V. Malek, (vi) Carl J. Rickertsen, and (vii) Paul
G. Stern. This Amendment No. 2 is being filed to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission ("SEC") on January 19, 2001 (the "Schedule 13D"). Reference is hereby made to Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on March 5, 2001 ("Amendment No. 1"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning as set forth in the
Schedule 13D.

ITEM 4.        PURPOSE OF TRANSACTION.

               Item 4 is hereby amended by deleting the paragraphs added thereto pursuant to Amendment No. 1 and is hereby amended and supplemented by adding the following thereto:

               As previously disclosed in Amendment No. 1, on March 1, 2001, the Questor Entities together with certain other principal stockholders of the Company (together, the "Acquisition Group") offered to purchase all of the outstanding public shares of Common Stock not already owned by the Acquisition Group. The Acquisition Group subsequently informed the Company on June 5, 2001 that the Acquisition Group has decided not to proceed with such purchase at this time.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 is hereby amended to state in its entirety as follows:

        (a) As of May 31, 2001, each of Thayer, Equity, Co-Investors and Management beneficially owns 88,748,612 shares of Common Stock as follows: (i) 19,059,206 shares of Common Stock; (ii) 2,269,224 shares of Common Stock issuable upon the exercise of certain warrants to purchase Common Stock; (iii) 5,123,940 shares of Common Stock issuable upon the conversion of the Issuer's Series D Preferred Stock; (iv) 1,583,885 shares of Common Stock issuable upon the conversion of the Issuer's Series E Preferred Stock; (v) 6,402,277 shares of Common Stock issuable upon the conversion of certain convertible debt of the Issuer; and (vi) 54,310,080 shares of Common Stock issuable upon the conversion of the Issuer's Series F Preferred Stock owned by the Questor Entities as of such date. As a result of the Stockholders Agreement with the Questor Entities, the Thayer Entities and other Reporting Persons may be deemed to be acting as a group with the Questor Entities.

               The beneficial ownership of 88,748,612 shares of Common Stock represents 72.8% of the class, as calculated pursuant to Rule 13d-3(d)(1)(i) under the Act and based on the number of shares of Common Stock reported as outstanding by the Issuer in the Issuer's Report on Form 10-Q for the quarter ended March 31, 2001. Each of Messrs. Malek and Rickertsen and Dr. Stern disclaims beneficial ownership of all shares disclosed in this Statement except to the extent of his respective pecuniary interest therein.

        (b)    (i)    Number of shares as to which each of Thayer and Equity has:

                      Sole power to vote or to direct the vote: 34,287,694
                      Shared power to vote or to direct the vote: 54,460,918
                      Sole power to dispose or to direct the disposal of: 34,287,694
                      Shared power to dispose or to direct the disposal of: 54,460,918

               (ii)   Number of shares as to which each of Co-Investors and Management has:

                      Sole power to vote or to direct the vote:  150,838
                      Shared power to vote or to direct the vote: 88,597,774

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
                      Sole power to dispose or to direct the disposal of:  150,838
                      Shared power to dispose or to direct the disposal of: 88,597,774

               (iii)  Each of Messrs. Malek and Rickertsen and Dr. Stern disclaims beneficial ownership of all shares disclosed in this Statement except to the extent of his respective pecuniary interest therein.

        (c) As of March 31, 2001, April 30, 2001 and May 31, 2001, respectively, the Reporting Persons acquired beneficial ownership of (i) Series D Preferred Stock of the Issuer, in payment of dividends by the Issuer, convertible into approximately 61,409.87, 61,626.96 and 63,681.19 shares of Common Stock, respectively; (ii) Series E Preferred Stock of the Issuer, in payment of dividends by the Issuer, convertible into approximately 21,979.96, 22,057.67 and 22,792.92 shares of Common Stock, respectively; and (iii) convertible notes of the Issuer, in payment of interest by the Issuer, convertible into approximately 58,888.69, 62,746.92 and 64,838.49 shares of Common Stock, respectively.

        (d) Except for the Questor Entities, with respect to the shares of Common Stock issuable upon the conversion of the Issuer's Series F Preferred Stock owned by them and reported herein by the Reporting Persons as a result of the Stockholders Agreement, no person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

        (e)    Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Item 6 is hereby amended by deleting the paragraph added thereto pursuant to Amendment No.1.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.           TITLE
-----------           -----
      99.1            Joint Filing Agreement and Power of Attorney, dated January 18, 2001, among Thayer
                      Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC
                      Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.*

      99.2            Joint Filing Agreement, dated March 5, 2001, among Thayer Equity Investors III, L.P.,
                      TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C.,
                      Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.**

      99.3            Joint Filing Agreement, dated June 11, 2001, among Thayer Equity Investors III, L.P., TC
                      Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C., Frederic
                      V. Malek, Carl J. Rickertsen and Paul G. Stern.


------------------

* Incorporated by reference to Exhibit 99.1 to the Schedule 13D of the Thayer Entities with respect to the Common Stock of the Issuer, filed on January 19, 2001.

** Incorporated by reference to Exhibit 99.2 to the Schedule 13 D/A of the Thayer Entities with respect to the Common Stock of the Issuer, filed on March 5, 2001.

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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          Dated:        June 11, 2001

THAYER EQUITY INVESTORS III, L.P.,                        TC EQUITY PARTNERS, L.L.C.,
a Delaware limited partnership                            a Delaware limited liability company

By:     TC Equity Partners, L.L.C.,
        a Delaware limited liability company,                           /s/ Barry E. Johnson
        its General Partner                                      -----------------------------
                                                                        Barry E. Johnson
                                                                        Secretary, Treasurer and
                                                                        Chief Financial Officer
               /s/ Barry E. Johnson
        ------------------------------------
               Barry E. Johnson
               Secretary, Treasurer and
               Chief Financial Officer


TC CO-INVESTORS, LLC,                                     TC MANAGEMENT PARTNERS, L.L.C.,
a Delaware limited liability company                      a Delaware limited liability company

By:     TC Management Partners, L.L.C.,
        a Delaware limited liability company,                           /s/ Barry E. Johnson
        its General Partner                                      ------------------------------------
                                                                        Barry E. Johnson
                                                                        Secretary, Treasurer and
                                                                        Chief Financial Officer
               /s/ Barry E. Johnson
        ------------------------------------
               Barry E. Johnson
               Secretary, Treasurer and
               Chief Financial Officer




        /s/ Barry E. Johnson                                     /s/ Barry E. Johnson
--------------------------------------------              -------------------------------------------
FREDERIC V. MALEK                                         CARL J. RICKERTSEN
By:     Barry E. Johnson                                  By:    Barry E. Johnson
        Attorney-in-fact                                         Attorney-in-fact


        /s/ Barry E. Johnson
--------------------------------------------
PAUL G. STERN
By:     Barry E. Johnson
        Attorney-in-fact

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                                  EXHIBIT LIST

EXHIBIT NO.           TITLE
-----------           -----
      99.1            Joint Filing Agreement and Power of Attorney, dated January 18, 2001, among Thayer
                      Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC
                      Management Partners, L.L.C., Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.*

      99.2            Joint Filing Agreement, dated March 5, 2001, among Thayer Equity Investors III, L.P.,
                      TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C.,
                      Frederic V. Malek, Carl J. Rickertsen and Paul G. Stern.**

      99.3            Joint Filing Agreement, dated June 11, 2001, among Thayer Equity Investors III, L.P., TC
                      Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C., Frederic
                      V. Malek, Carl J. Rickertsen and Paul G. Stern.


------------------

* Incorporated by reference to Exhibit 99.1 to the Schedule 13D of the Thayer Entities with respect to the Common Stock of the Issuer, filed on January 19, 2001.

** Incorporated by reference to Exhibit 99.2 to the Schedule 13 D/A of the Thayer Entities with respect to the Common Stock of the Issuer, filed on March 5, 2001.